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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          SYNOVA HEALTHCARE GROUP, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   87163H 10 2
                 ----------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
                 ----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
            IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  Page 1 of 5

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------------------------                                     -------------------
CUSIP NO.  87163H 10 2                  SCHEDULE 13G                 Page 2 of 5
------------------------                                     -------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   David J. Harrison
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
          (SEE INSTRUCTIONS)                                       (b)      |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
------------------------ ------- -----------------------------------------------
                           5     SOLE VOTING POWER
                                 2,018,415  (1)
 NUMBER OF SHARES        ------- -----------------------------------------------
   BENEFICIALLY            6     SHARED VOTING POWER
     OWNED BY                           1,750  (1)
       EACH              ------- -----------------------------------------------
     REPORTING             7     SOLE DISPOSITIVE POWER
   PERSON WITH:                  2,018,415  (1)
                         ------- -----------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                        1,750  (1)
------------------------ ------- -----------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,020,165 (1)
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         |_|
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          14.7% (1)
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------- ----------------------------------------------------------------------

(1) See Item 4 herein.



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------------------------                                     -------------------
CUSIP NO.  87163H 10 2                  SCHEDULE 13G                 Page 3 of 5
------------------------                                     -------------------


Item 1(a).          Name of Issuer:
                    --------------

                    Synova Healthcare Group, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    1400 N. Providence Road, Suite 6010
                    Media, PA  19063

Item 2(a).          Name of Person Filing:
                    ---------------------

                    David J. Harrison

Item 2(b).          Address of Principal Business Office or, if None, Residence:
                    -----------------------------------------------------------

                    1400 N. Providence Road, Suite 6010
                    Media, PA  19063

Item 2(c).          Citizenship:
                    -----------

                    Canada

Item 2(d).          Title of Class of Securities:
                    ----------------------------

                    Common stock, par value $0.001 per share ("Common Stock")

Item 2(e).          CUSIP Number:
                    ------------

                    87163H 10 2

Item 3.             Not applicable.

Item 4              Ownership:(1)
                    ---------

                    (a) Amount beneficially owned: As of December 31, 2005, Mr. Harrison beneficially owned 2,020,165 shares of Common Stock, including (i) 1,887,165 shares of Common Stock owned directly, (ii) options to purchase 131,250 shares of Common Stock held directly by Mr. Harrison and (iii) 1,750 shares of Common Stock held of record by members of Mr. Harrison's immediate family.

                    The filing of this Schedule 13G shall not be construed as an admission that (a) Mr. Harrison is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Mr. Harrison.

                    (b) Percent of class: 14.7% (based on 13,702,566 shares of Common Stock outstanding as of December 31, 2005).


-------------------
(1) The percentage of Common Stock beneficially owned by Mr. Harrison reported herein is based on the information provided by the Issuer as of December 31, 2005.

------------------------                                     -------------------
CUSIP NO.  87163H 10 2                  SCHEDULE 13G                 Page 4 of 5
------------------------                                     -------------------


                    (c) Number of shares as to which Mr. Harrison has:

                             (i)    sole power to vote or to direct the vote:
                                    (i) 2,018,415 shares of Common Stock,
                                    including 1,887,165 shares of Common Stock and (ii) options to purchase 131,250 shares of Common Stock held directly by Mr. Harrison.

                             (ii)   shared power to vote or to direct the vote:
                                    1,750 shares of Common Stock, together with a member of Mr. Harrison's immediate family who holds record ownership of such shares.

                             (iii) sole power to dispose or to direct the disposition of: (i) 2,018,415 shares of Common Stock, including 1,887,165 shares of Common Stock and (ii) options to purchase 131,250 shares of Common Stock held directly by Mr. Harrison.

                             (iv) shared power to dispose or to direct the disposition of: 1,750 shares of Common Stock, together with a member of Mr. Harrison's immediate family who holds record ownership of such shares.

Item 5.             Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    Not applicable.

Item 6.             Ownership of More Than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    Not applicable.

Item 7.             Identification  and  Classification  of the  Subsidiary
                    -------------------------------------------------------
                    Which  Acquired  the  Security  Being Reported on by the
                    -----------------------------------------------------------
                    Parent Holding Company or Control Person:
                    -----------------------------------------

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not applicable.

Item 9.             Notice of Dissolution of Group:
                    ------------------------------

                    Not applicable.

Item 10.            Certification:
                    -------------

                    Not applicable.



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------------------------                                     -------------------
CUSIP NO.  87163H 10 2                  SCHEDULE 13G                 Page 5 of 5
------------------------                                     -------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 14, 2006                           /s/ David J. Harrison
                                                --------------------------------
                                                         David J. Harrison